

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

James Sapirstein
President and Chief Executive Officer
First Wave BioPharma, Inc.
777 Yamato Road, Suite 502
Boca Raton, Florida 33431

Re: First Wave BioPharma, Inc.
     Registration Statement on Form S-3
     Filed January 21, 2022
     File No. 333-262276

Dear Mr. Sapirstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James O'Grady, Esq.